Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-120975

Date: December 6, 2004

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR        ISIN: ZAE000015228

(“Harmony”)

6 December 2004

Harmony considers that Gold Fields’ management is attempting to force through the IAMGold vote in complete disregard of corporate governance best practice and against the wishes of Gold Fields shareholders

Harmony will seek to prevent the implementation of the proposed IAMGold transaction if Gold Fields’ management succeeds in forcing through the IAMGold vote

Harmony notes today’s ruling by the Witwatersrand Local Division of the High Court of South Africa. The judge ruled that a final interdict is not appropriate at this stage as Harmony has alternative remedies available to it. In summary, Harmony can reapply to court following the result of the vote on the proposed IAMGold transaction, at which point it will be clear whether or not the discretionary proxy was material to the outcome.

At the request of the judge, Gold Fields undertook, in court, to disclose promptly:

(i)	the votes for and against the IAMGold resolutions; and

(ii)	the number of votes represented by the disputed discretionary proxy obtained by Gold Fields’ management from the Bank of New York.

Harmony remains firmly of the view that Gold Fields’ management has failed to honour the requirements of Gold Fields’ contract with its depository bank, the Bank of New York, to give notice of substantial opposition to the proposed IAMGold transaction. In Harmony’s opinion, Gold Fields’ management has done this solely in order to obtain a discretionary proxy in respect of, according to Harmony’s calculations, approximately 10% of Gold Fields shares, which, Harmony believes, Gold Fields’ management intends to vote in favour of the proposed IAMGold transaction, against the wishes of Gold Fields shareholders.

In addition, based on public statements, Harmony understands that Gold Fields’ management intends to attempt to refuse to recognise Harmony’s approximately 11.8% holding in Gold Fields, despite the fact that, in Harmony’s view, Harmony is fully entitled to vote those shares.

Harmony firmly believes that this is one of the worst examples in recent years of corporate governance abuse, in that Gold Fields’ management is attempting to force through the proposed IAMGold transaction to serve its own interests rather than those of shareholders. In Harmony’s view, this is wholly consistent with Gold Fields’ management’s behaviour to date, which has been focused on a series of expensive legal challenges to Harmony’s offers aimed solely at removing Gold Fields shareholders’ ability to decide on the merits of Harmony’s offers for themselves.

Harmony can confirm that, in the event that Gold Fields’ management succeeds in forcing through the resolutions in respect of the proposed IAMGold transaction by voting the discretionary proxy and/or ignoring Harmony’s votes, Harmony will apply for an interdict to prevent the implementation of the proposed IAMGold transaction.

Gold Fields shareholders should be aware that, in the event that Gold Fields’ management succeeds in forcing through the resolutions in respect of the proposed IAMGold transaction, it will, in Harmony’s view, be attempting to implement a transaction that is both contrary to the wishes of the majority of its shareholder base and that is, in Harmony’s view, ultimately unsustainable.

“We are surprised by Gold Fields’ behaviour since we are aware that over 40% of Gold Fields shareholders oppose the proposed IAMGold transaction, including Gold Fields’ three largest shareholders. We find it impossible to believe that Gold Fields’ management does not consider that this represents substantial opposition. We firmly believe that, in attempting to force through the proposed IAMGold transaction against the wishes of Gold Fields shareholders, Gold Fields’ management is committing one of the most blatant breaches of corporate governance best practice in recent years. In our view, Gold Fields’ management, in a desperate attempt to secure its own position, is blatantly disregarding the interests of its own shareholders and is seriously damaging South Africa in the eyes of the world. Irrespective of one’s views on the proposed Iamgold transaction, all Gold Fields shareholders should be rejecting this outrageous behaviour by management.” said CE Bernard Swanepoel.

ENDS

Issued by (direct line, mobile, email):

Harmony Gold
Ferdi Dippenaar	+27 11 684 0140	+27 82 807 3684
Corne Bobbert	+27 11 684 0146	+27 83 380 6614

South Africa - Beachhead Media & Investor Relations
Jennifer Cohen	+27 11 214 2401	+27 82 468 6469	jennifer@bmsa.co.za
Patrick Lawlor	+27 11 214 2410	+27 82 459 6709	patrick@bmsa.co.za

United States – Financial Dynamics Business Communications
Hollis Rafkin-Sax	+1 212 850 5789	+1 917 509 0255	hrafkin-sax@fd-us.com
Torie Pennington	+1 212 850 5629	+1 917 838 1369	tpennington@fd-us.com

United Kingdom – Financial Dynamics Business Communications
Nic Bennett	+44 207 269 7115	+44 7979 536 619	nic.bennett@fd.com
Charles Watenphul	+44 207 269 7216	+44 7866 438 013	charles.watenphul@fd.com

US Information Agent - MacKenzie Partners, Inc
Daniel Burch	+212 929 5500		proxy@mackenziepartners.com
Steve Balet	+800 322 2885

Unless the context otherwise requires, the definitions contained in the offer document or the registration statement sent to Gold Fields shareholders have the same meaning in this announcement.

In connection with the proposed merger, Harmony has filed with the U.S. Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) to be issued in exchange for the remainder of Gold Fields ordinary shares held by Gold Fields shareholders resident in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever resident, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available) and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 212 929 5500 (call collect) or 1 800 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony in the US, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the US will only be made pursuant to a prospectus and related offer materials that Harmony has sent to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the US prior to the time the registration statement becomes effective. No offering of securities shall be made in the US except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this announcement include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the US and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony has filed with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

The directors of Harmony accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.